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Elissa Shevinsky · 1st

Faster Than Light

Chief Executive Officer at Faster Than Light

United Kingdom · 500+ connections · Contact info

Activity

2,862 followers



Join us at the first London Code Quality Meetup!
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It's been an incredibly powerful experience to be part of Techstars...
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Now that registration is open, we are delighted & honoured to announce...
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Amazing program! Apply & be my neighbor in Shoreditch. I'm happy t...
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Experience

Chief Executive Officer
Faster Than Light
Jun 2018 – Present · 1 yr 5 mos
London, United Kingdom + Redwood City, CA

Our solution makes it possible for enterprises to run static analysis testing in half an hour. This is typically a very slow process, taking eight hours or more for a large codebase.

We also have a web-based (CLI coming soon) tool for SMBs, at https://fasterthanlight.dev.

Founder & Organizer
SecretCon
Mar 2016 – Present · 3 yrs 8 mos
NYC & SF

Featuring talks by industry leaders, with an emphasis on diversity and inclusion, SecretCon has quickly become a beloved event in the security community. The first SecretCon was held in October, 2015 at Microsoft in NYC.


SECRET CONFERENCE
#KEEPITSECRET

SecretCon West: Niceness and...

Lean Out
5 yrs 1 mo

Editor

Jun 2015 – Present · 4 yrs 5 mos

Editor
Oct 2014 – Sep 2015 · 1 yr
NYC

"Lean Out: The Struggle for Gender Equality in Tech and Start-Up Culture" was named one of the "Big Indie Books of 2015" by Publishers Weekly.

Featuring a collection of stories by women and genderqueer people in tech,"Lean ... See more

(Interim) Head of Communications
VideoCoin
Mar 2018 – Jun 2018 · 4 mos
Remote

Work closely with legendary cofounders Halsey Minor and Devadutta Ghat on all major VideoCoin marketing and community initiatives. Ran Editorial calendar, managed press and public relations, and worked on establishing new Community Management initiatives.

College Tour: Public Speaking on CyberSecurity, Privacy and Public Policy Topics
Self-Employed
Aug 2017 – Jun 2018 · 11 mos
Computer Science and Engineering Departments

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Education

City University of New York-Baruch College - Zicklin School of Business
MS, Entrepreneurship
2010 – 2012

Dropped out of Baruch's Master of Science in Entrepreneurship program to actually be an entrepreneur.

Williams College
Bachelor of Arts (B.A.), Political Theory
1997 – 2001

Cornell University
Certification in Journalism and Media Studies, Media and Technology
1996 – 1996

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Skills & Endorsements

Start-ups · 96

Endorsed by **Andrew Unger and 11 others who are highly skilled at this**

Endorsed by **3 of Elissa's colleagues at Everyday Health Group**

Entrepreneurship · 85

Endorsed by **Joe Apfelbaum and 8 others who are highly skilled at this**

Endorsed by **2 of Elissa's colleagues at Glimpse Labs**

Business Development · 67

Endorsed by **Joe Apfelbaum, who is highly skilled at this**

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Recommendations

Ask for a recommendation | Recommend Elissa

Received (1) | Given (8)



Kelly Hoey
Speaker, Podcast Host + Author: BUILD YOUR DREAM NETWORK: FORGING POWERFUL RELATIONSHIPS IN A HYPER-CONNECTED WORLD
March 3, 2014, Kelly was senior to Elissa but didn't manage directly

Elissa is a focused, driven and deliberate CEO, bringing years of experience in tech and entrepreneurship to her latest venture, Glimpse. I have been thoroughly impressed with her management and execution of Glimpse's development as well as her ability to navigate the media and hype of tech. It gives me gre... See more

Accomplishments

1 Publication
Lean Out

Interests

SVB Financial Group
9,181 followers

Python Authors
595 members

Baruch College Alumni Network (...
5,308 members



Daniel Solove
Professor, GW Law School + CEO, Teac...
1,103,750 followers

Baruch College
138,938 followers



Jules Polonetsky
CEO, Future of Privacy Forum, Co-Edito...
402,273 followers

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